VIA EDGAR

December 1, 2017

Michael Clampitt

Staff Attorney

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

RE:    RTO Finance Corp

Offering Statement on Form 1-A

Filed November 29, 2017

File No. 024-10748

Dear Mr. Clampitt,

On behalf of RTO Finance Corp. (the “Company”) we hereby formally request the acceleration of the effective date and time of our Form 1-A Offering Statement, as referenced above, to 2:00 p.m., Eastern Time, on Tuesday, December 5th, 2017.

In making this request, RTO Finance Corp., acknowledges that:

•Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•The action of the Commission or staff, acting pursuant to delegated authority in qualifying the filing, does not relieve RTO Finance Corp., from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•RTO Finance Corp, may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions reading this response letter of the revised Offering Statement, please contact me by phone at 731-616-2505 or by e-mail benterryrudd@gmail.com.

Sincerely,

/s/Ben Rudd

Its: Chief Executive Officer